Exhibit 97

Minerals Technologies Inc.
Policy for Recoupment of Incentive Compensation
The Board of Directors of Minerals Technologies Inc. (the “Company”) believes it is desirable, and in the best interests of the Company and its stockholders, to maintain and enhance a culture that is focused on integrity, accountability and that discourages conduct detrimental to the Company’s sustainable growth.  Therefore, the Board has adopted the following Policy for Recoupment of Incentive Compensation (the “Policy”) effective as of October 2, 2023.
If the Company determines that an accounting restatement is required, (i) the Company shall recoup from each current and former executive officer of the Company, and each such person shall repay or forfeit, to the fullest extent permitted by applicable law and as directed by the Board, the full recoverable amount of any incentive-based compensation received by the executive officer during the applicable look-back period, and (ii) the Company shall recoup from each current or former other affected person, and each such person shall repay or forfeit, such recoverable amount of any incentive-based compensation received by such person during the applicable look-back period to the extent determined by and as directed by the Board taking into account such considerations as the Board deems appropriate.
For purposes of the Policy:
•
an “accounting restatement” is an accounting restatement of the Company’s previously issued financial statements to correct an error in those financial statements that (a) is material to those previously issued financial statements or (b) is not material to those financial statements but would result in a material misstatement if the error were recognized in the current period or left uncorrected in the current period;

•	“executive officer” means those officers who have been designated by the Company as executive officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended;
•	“other affected person” means any other key employee of the Company who is designated as such from time to time by the Chief Executive Officer;
•
“recoverable amount” means the amount of incentive-based compensation received by the executive officer other affected person, or former executive officer or other affected person, during the look-back period that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the accounting restatement, computed without regard to taxes paid;

•
“look-back period” means the three completed fiscal years preceding the date on which the Company is required to prepare an accounting restatement, which is the earlier of (1) the date the Board or a Board committee concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or (2) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement (in each case, regardless of if or when the restated financial statements are filed);

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“incentive-based compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure.  Incentive compensation may include, without limitation, any annual Incentive Compensation awards, any other annual cash bonus plans and incentive plan awards, Long Term Incentive Plan awards, and any other compensation awards or other performance-based compensation.  Incentive-based compensation will be deemed to have been “received” in the fiscal period during which the financial reporting measure specified in the incentive-based compensation award was attained, not when the payment, grant or vesting occurs; and

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“financial reporting measures” include financial measures contained in the Company’s financial statements (such as revenues, net income, operating income, or profitability of one or more reportable segments), financial ratios, return measures, earnings measures (such as EPS and EBITDA), liquidity measures, funds from operations, the Company’s stock price or any total shareholder return measure, and any measure derived in whole or in part from such financial measures.

This Policy only applies to incentive-based compensation received by a person after beginning service as an executive officer or after designation as an other affected person, and only if that person served as an executive officer or was designated an other affected person at any time during the look-back period.
The recovery of any recoverable amount of incentive-based compensation from executive officers shall be mandatory, except to the extent that one of the limited exemptions set forth in Exchange Act Rule 10D-1(b)(1)(iv) applies.
Each award agreement or other document setting forth the terms and conditions of any incentive-based compensation granted to an executive officer or other affected person shall include a provision incorporating the requirements of this policy. The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company to seek recoupment, in appropriate circumstances (including circumstances beyond the scope of this Policy) and as permitted by applicable law, of any amounts from any employee, whether or not the employee is an executive officer or other affected employee.
This Policy is designed to comply with, and shall be interpreted to be consistent with, Exchange Act Rule 10D-1 and Section 303A.14 of the NYSE Listed Company Manual. The Company will timely make all public disclosures of any recoveries made pursuant to the Policy in accordance with Item 402(w) of Exchange Act Regulation S-K and Section 303A.14 of the NYSE Listed Company Manual.
This Policy shall be administered by the Board or, if so designated by the Board, a committee thereof consisting solely of independent directors (the Board or such committee charged with administration of this Policy, the “Administrator”), and the Board may delegate any rights or powers under this Policy to any such committee. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).